

**ELLEN SHERIFF ROGERS**
**Secretary**

**701 NINTH STREET, N.W.**
**WASHINGTON, D.C. 20068-0001**

**Telephone: (202) 872-3526**
**Fax: (202) 331-6659**

April 26, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
    Attention: Mara Ransom

      Re:   Atlantic City Electric Company
            Registration Statement on Form 10
            Filed April 16, 2007
            File No. 001-03559

Dear Ms. Ransom:

Atlantic City Electric Company (the "Company") hereby respectfully requests the immediate withdrawal of its registration statement on Form 10 (File No. 001-03559), filed with the Securities and Exchange Commission (the "Commission") on April 16, 2007, together with all exhibits thereto (collectively, the "Registration Statement"). The Company desires to withdraw the Registration Statement because it was incorrectly filed on Edgar as a Form 10-12B. It should have been filed on Edgar as a Form 10-12G.

If the Commission consents to the withdrawal of the Registration Statement, the Company intends to file a new registration statement on Form 10 with the correct Edgar file designation.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (202) 872-3526.

Very truly yours,

/s/ ELLEN S. ROGERS